EXHIBIT 99.1

Statement Under Oath of Principal Executive Officer Regarding Facts and Circumstances Relating to Exchange Act Filings

I, Peter C. Brown, state and attest that:

(1) To the best of my knowledge, based upon a review of the covered reports of AMC Entertainment Inc., and, except as corrected or supplemented in a subsequent covered report:

- no covered report contained an untrue statement of a material fact as of the end of the period covered by such report (or in the case of a report on Form 8-K or definitive proxy materials, as of the date on which it was filed); and

- no covered report omitted to state a material fact necessary to make the statements in the covered report, in light of the circumstances under which they were made, not misleading as of the end of the period covered by such report (or in the case of a report on Form 8-K or definitive proxy materials, as of the date on which it was filed).

(2) I have reviewed the contents of this statement with the Audit Committee of AMC Entertainment Inc.

(3) In this statement under oath, each of the following, if filed on or before the date of this statement, is a "covered report":

- Annual Report on Form 10-K for the fiscal year ended March 28, 2002 of AMC Entertainment Inc.;

- all reports on Form 10-Q, all reports on Form 8-K and all definitive proxy materials of AMC Entertainment Inc., filed with the Commission subsequent to the filing of the Form 10-K identified above; and

- any amendments to any of the foregoing.

/s/ Peter C. Brown   Subscribed and sworn to
Peter C. Brown   before me this 13 day of
August 13, 2002   August 2002.
Date

                                                         Kathryne A. Gray
                                                         Notary Public
                                                         My Commission Expires:
                                                         December 22, 2005